UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100- 8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 25, 2018

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

This document is an English translation of the Japanese original and is intended for reference purposes only. All questions that may arise within or without courts of law in regard to the meaning of the words, provisions, and stipulations of this document shall be decided in accordance with the Japanese text.

September 25, 2018

Company name:	Mizuho Financial Group, Inc.
Representative:	Tatsufumi Sakai, Present & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(First Section of the Tokyo Stock Exchange)

Notice on Sale of Shares of Shareholders Whose Whereabouts Are Unknown

To shareholders,

Mizuho Financial Group, Inc. (the “Company”) announces that it has decided to sell the shares held by shareholders whose whereabouts are unknown, pursuant to Article 197, Paragraph 1 of the Companies Act, in order to streamline its share affairs. The details are as follows.

1.	List of shareholders whose shares are to be sold

The shareholder numbers, full names, addresses, and numbers of held shares of the shareholders whose shares are to be sold, as recorded on the shareholder registry, will be provided by electronic public notice on September 26, 2018, pursuant to Article 198 of the Companies Act. Please refer to the Company’s website: https://www.mizuho-fg.co.jp/investors/kokoku.html

Note:	“Shareholders whose whereabouts are unknown” refers to shareholders who have not acknowledged notices or demands sent to their addresses, as entered or recorded on the shareholder registry, for five consecutive years or more and who have not received dividends of surplus for five consecutive years or more.

2.	Schedule

September 26, 2018	Public notice and demand seeking objections concerning the sale of shares of shareholders whose whereabouts are unknown

December 25, 2018	Deadline for shareholders whose whereabouts are unknown to state objections

After December 26, 2018	Sale of shares of shareholders whose whereabouts are unknown

Note:	The Company plans to sell the shares held by those shareholders whose whereabouts are unknown on the market after completing the statutory procedures for public notice and demand concerning the sale of such shares.

3.	Contact

Shareholders posted on the public notice are requested to send any inquiries on this matter to the administrator of the shareholder registry below.

Administrator of the shareholder registry:	Mizuho Trust & Banking Co., Ltd.
Contact:	Mizuho Trust & Banking Co., Ltd.
Stock Transfer Agency Department
8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507, Japan
	Telephone:	0120-288-324 (toll-free)
	Business hours:	Monday – Friday, 9am – 5pm (excluding national holidays)